CERTIFICATE OF AUTHOR

Douglas Reddy, P. Geo.

Endeavour Financial

Three Bentall Centre

595 Burrard Street - Suite 3123

Vancouver, BC, Canada  V7X 1J1

Tel: (604) 685-4554; Fax: (604) 685-4558

dreddy@endeavourfinancial.com

I, Douglas Reddy, P. Geo., was a Principal Geologist and Technical Director for AMEC Americas Limited (“AMEC”), located at 111 Dunsmuir Street, Suite 400, Vancouver, B.C., Canada until August 31, 2006.  I was employed by AMEC between April 2001 and August 2006 and I prepared or supervised the preparation of the geological information for the Bisha Project feasibility study.

I graduated from the University of British Columbia with a Bachelor of Science degree in Geology in 1986 and a Master of Science Degree in Geology in 1989.  I am a member of the Association of Professional Engineers and Geoscientists of B.C. (# 20091).

Since 1986 I have continually been involved in mineral exploration projects and mines for precious and base metals and industrial minerals in Canada, the United States, Chile, Peru, Bolivia, Colombia, Ecuador, Argentina, Brazil, Mexico, Russia, Papua New Guinea, Indonesia and Eritrea.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101 for this report.  I have experience on several polymetallic volcanogenic massive sulphide deposits including the Britannia-Indian River area, La Plata, Laloki, and Eskay Creek deposits.

I have visited the Bisha Property between May 28 to June 1, 2004.  I am responsible for the preparation of a portion or all of sections 1 to 15, and sections 17.1 to 17.10, 19, 20, 21 and 22 of the Technical Report titled “43-101 Technical Report on Feasibility Assessment, Bisha Property, Gash-Barka District, Eritrea” with an effective date of October 5, 2006, relating to the Bisha Property.

As of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

I am independent of Nevsun Resources Ltd. in accordance with the application of Section 1.5 of National Instrument 43-101.  I have no prior involvement with the Property that is the subject of this report.  I have read National Instrument 43-101 and Form 43-101FI, and this report has been prepared in compliance with that instrument and form.

I consent to the filing of the Technical Report with any Canadian stock exchange and other Canadian regulatory authorities and publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated at Vancouver, British Columbia, Canada, this 15th day of November 2006.

“Signed and sealed”

Douglas Reddy, P.Geo.